EXHIBIT 23.1

Independent Auditors’ Consent

The Board of Directors
Markel Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Markel Corporation of our report dated February 1, 2002, with respect to the consolidated balance sheets of Markel Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2001, which report appears in the December 31, 2001 annual report on Form 10-K of Markel Corporation.

/s/    KPMG LLP

Richmond, Virginia
November 26, 2002